Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-184377, 333-128310, 333-114810 and 333-90338) on Form S-3 and the Registration Statements (Nos. 333-143420 and 333-53224) on Form S-8 of Immunomedics, Inc. of our reports dated August 22, 2013, except for Note 14 and the disclosure in Note 10 with respect to the UCB agreement, as to which the date is March 18, 2014, with respect to the consolidated financial statements of Immunomedics, Inc., and except for the effects of the material weakness described in the sixth paragraph, as to which the date is March 18, 2014 with respect to the effectiveness of internal control over financial reporting of Immunomedics, Inc., included in the Amendment to its Annual Report (Form 10-K/A) for the year ended June 30, 2013.

/s/ Ernst & Young LLP

Iselin, New Jersey

March 18, 2014